SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 11-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 000-22761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMA Capital Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PMA Capital Corporation
Mellon Bank Center, Suite 2800
1735 Market Street
Philadelphia, PA 19103--7590

REQUIRED INFORMATION

Financial statements and schedules for PMA Capital Corporation’s 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

PMA CAPITAL CORPORATION 401(k) PLAN

FINANCIAL STATEMENTS

As of and for the years ended December 31, 2002 and 2001

AND SUPPLEMENTAL SCHEDULE

As of December 31, 2002

PMA CAPITAL CORPORATION 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Auditors

To the Participants and Administrator of the
PMA Capital Corporation 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PMA Capital Corporation 401(k) Plan (the “Plan”) at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 20, 2003

PMA CAPITAL CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	as of December 31,

	2002	2001

Investments, at fair value	$69,894,775	$74,174,329

Participant loans receivable	1,825,423	1,867,768

Employer's contribution receivable	58,978	125,700

Participants' contributions receivable	227,080	224,945

Net assets available for benefits	$72,006,256	$76,392,742

The accompanying notes are an integral
part of the financial statements.

PMA CAPITAL CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	For the years ended December 31,

	2002	2001

Additions:
Investment Income:
Interest and dividends	$2,115,479	$2,642,162

Contributions:
Participants	5,379,401	4,673,698
Participants rollovers	940,609	1,059,202
Employer	3,097,433	2,745,395

Total additions	11,532,922	11,120,457

Deductions:
Net depreciation in fair
value of investments	11,664,864	5,992,799

Participant withdrawals	4,249,688	5,582,849

Administrative expenses	4,856	5,820

Total deductions	15,919,408	11,581,468

Net deductions	(4,386,486)	(461,011)

Net assets available for benefits:
Beginning of year	76,392,742	76,853,753

End of year	$72,006,256	$76,392,742

The accompanying notes are an integral
part of the financial statements.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the PMA Capital Corporation 401(k) Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan and is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), allowing contributions to be made by participants on a before-tax basis under Section 401(k) of the IRC. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) rules and regulations.

Eligibility and Participation

Presently, all active regular full and part time employees of PMA Capital Corporation (the “Company”) and its affiliates are eligible to participate in the Plan upon commencement of their employment.

Contributions

Subject to IRC limits, participants and the Company make contributions to the Plan. Participants may authorize the Company to withhold up to a maximum of 50% of their compensation each year for employee pre-tax contributions to the Plan. In addition, participants may elect to have the Company withhold up to 10% of their compensation as a voluntary (after-tax) contribution. The Company, in turn, will make employer matching contributions on behalf of participants equal to $1.00 for each $1.00 of employee pre-tax or after-tax contributions, up to a maximum of 5% of each participant’s compensation. Contributions are subject to certain limitations.

Investment Options

At December 31, 2002, contributions were invested, at the election of the participants, in eleven funds (the “Vanguard Funds”) which are managed by The Vanguard Group, an unrelated entity.

A Self-Directed Fund which was only available to participants who had balances in self-directed funds as of December 31, 1992 was closed and dropped from the Plan in June 2001. Prior to the closing of the Self-Directed Fund all participants in this fund transferred their account balances out of the fund. The Self-Directed Fund was administered by The Vanguard Group on behalf of the participants.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

When a participant attains age 65, becomes disabled as defined by the Company’s long-term disability plan, or dies, the full value of the employer’s matching contributions, allocated to the account, plus actual earnings thereon, becomes vested to the participant (or to the participant’s beneficiary in the event of death) and is nonforfeitable. Prior to the occurrence of such an event, the value of the employer’s matching contributions will vest to a participant based on their years of service, as indicated in the following table:

Less than 1 year	0%
1 year	10%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

An employee’s contributions, plus actual earnings thereon, are always 100% vested and nonforfeitable.

Plan participants who cease to be employees are entitled to withdraw participant contributions, including allocated net realized and unrealized gains and losses. In addition, such former employees are entitled to their vested value of allocated Company contributions and earnings thereon, based on years of service.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Allocation of Investment Income and Realized Gains and Losses

Invested assets of the Plan are valued at the end of each business day, by adjusting the account of each member to reflect any appreciation or depreciation in the fair market value or income or losses of the funds. Member accounts are adjusted in proportion to the balance in each member’s account as compared to the total account balances of all members’accounts. The allocation is also affected by the timing of transfers, loans, repayments and distributions.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Withdrawals and Distributions

Withdrawals and distributions of vested account balances are generally made upon retirement, termination, death or disability. A participant’s vested account balance will be distributed in the form of a single lump sum cash payment. However, participants may elect to leave the money in the plan subject to Internal Revenue Service (“IRS”) minimum distribution rules. To the extent amounts are invested in the PMA Capital Corporation Stock Fund (“Company Stock Fund”), a participant may elect to receive such amounts in the Company’s Class A Common Stock or cash.

Plan participants may elect to borrow up to the lesser of 50% of their available vested balance or $50,000 minus their highest outstanding loan balance during the prior twelve month period under the Plan. Participants may apply for multiple loans each plan year, however, no more than two loans may be outstanding at any one time. These interest-bearing loans are secured by the participant’s account balance and are repaid through payroll deductions. The interest rate for all loans is the prime rate in effect on the first business day of the month of the loan application. The maximum loan amounts, repayment terms, and other restrictions are determined in accordance with the IRC.

Disposition of Forfeitures

Forfeitures of Company contributions, resulting from the termination of participants with less than fully vested rights under the Plan, are applied to reduce future employer matching contributions. Forfeitures amounted to $166,424 and $141,537 for the years ended December 31, 2002 and 2001, respectively. For the years ended December 31, 2002 and 2001, $98,000 and $220,000, respectively, were used to offset employer matching contributions. The cumulative amount of forfeited, nonvested accounts available to offset future employer matching contributions totaled $79,099 and $10,675 at December 31, 2002 and 2001, respectively.

Plan Termination

While the Company has not expressed any intent to discontinue the Plan, it may do so at any time, subject to the provisions of ERISA. In the event of such discontinuance, Plan participants would become fully vested in the Company’s contributions and the related investment income.

2.	Summary of Significant Accounting Policies

The following accounting policies conform with generally accepted accounting principles. The financial statements of the Plan are prepared using the accrual method of accounting.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

Investments in the Vanguard Funds are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Net depreciation in fair value of investments, as presented in the statement of changes in net assets available for benefits, consists of the realized gains and losses and the net unrealized depreciation on those investments.

Participant Loans Receivable

Participant loans receivable are recorded at the original loan amount, plus accrued interest, less subsequent principal and interest repayments.

Payment of Withdrawals

Withdrawals are recorded when paid.

Administrative Expenses

The Company pays certain administrative expenses incurred by the Plan.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Risk and Uncertainties

The Plan provides various investment options in funds that invest in stocks, bonds, fixed income instruments and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3.	Investments

During 2002 and 2001, the Plan’s investments, (including gains and losses on investments bought and sold as well as investments held during the year) appreciated (depreciated) in value as follows:

	2002	2001

Vanguard Mutual Funds	$(11,205,954)	$(6,212,769)
PMA Capital Corporation Stock Fund	(458,910)	168,966
Self-Directed Fund	-	51,004

Total	$(11,664,864)	$(5,992,799)

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investments at December 31, are as follows:

	2002
	UNITS/ SHARES	FAIR VALUE

Vanguard Morgan Growth Fund	882,256	$9,837,151	*
Vanguard 500 Index Fund	155,946	12,654,980	*
Vanguard Total International Stock Index Fund	15,942	123,073
Vanguard STAR Fund	689,020	9,887,434	*
Vanguard Windsor II Fund	383,973	7,986,642	*
Vanguard International Growth Fund	167,154	2,032,589
Vanguard Explorer Fund	26,131	1,188,683
Vanguard Total Bond Market Index Fund	482,178	5,005,009	*
Vanguard Extended Market Index Fund	36,078	676,095
Vanguard Retirement Savings Trust	18,879,828	18,879,828	*
PMA Capital Corporation Stock Fund	113,279	1,623,291

Total		$69,894,775

	2001
	UNITS/ SHARES	FAIR VALUE

Vanguard Morgan Growth Fund	884,970	$12,947,115	*
Vanguard 500 Index Fund	144,803	15,333,143	*
Vanguard Total International Stock Index Fund	14,208	131,852
Vanguard STAR Fund	626,072	10,292,627	*
Vanguard Windsor II Fund	354,517	9,072,089	*
Vanguard International Growth Fund	161,811	2,428,779
Vanguard Explorer Fund	20,186	1,217,391
Vanguard Total Bond Market Index Fund	340,248	3,450,118
Vanguard Extended Market Index Fund	26,511	612,150
Vanguard Retirement Savings Trust	17,026,165	17,026,165	*
PMA Capital Corporation Stock Fund	86,161	1,662,900

Total		$74,174,329

*Indicates that investment is in excess of 5% of net assets available for the plan benefits as of December 31, 2002 and 2001 as applicable.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

5.	Tax Status

The IRS has determined and informed the Company by a letter dated April 10, 2002, that the Plan is qualified as to form under the appropriate sections of the IRC. Accordingly, the trust established under the Plan is tax-exempt.

Form 5500 Schedule H, Part IV, Item 4i

PMA CAPITAL CORPORATION 401(k) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
as of December 31, 2002

Description of Investment	Fair Value

Registered Investment Companies

Vanguard Morgan Growth Fund*	$9,837,151

Vanguard 500 Index Fund*	12,654,980

Vanguard Total International Stock Index Fund*	123,073

Vanguard STAR Fund*	9,887,434

Vanguard Windsor II Fund*	7,986,642

Vanguard International Growth Fund*	2,032,589

Vanguard Explorer Fund*	1,188,683

Vanguard Total Bond Market Index Fund*	5,005,009

Vanguard Extended Market Index Fund*	676,095

Tax-Exempt Collective Trust

Vanguard Retirement Savings Trust*	18,879,828

Company Stock Fund

PMA Capital Corporation Stock Fund*	1,623,291

Investments, at fair value	$69,894,775

Participant Loans

(interest rates range from 4.25% to 10.9%)	$1,825,423

*Indicates a party-in-interest

Exhibits

Exhibits are listed in the Index to Exhibits appearing on page E-1.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PMA Capital Corporation 401(k) Plan

Date: June 26, 2003	By: /s/ William E. Hitselberger
William E. Hitselberger, Chairman of
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Accountants	Filed herewith

99	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

E-1